SBSE-A/A Application Updates

Citigroup Global Markets Ltd

CIK ID :0001012467

NFA ID ; 291281

Please note that the submission of the SBSE – A/A Application Updates for February 2024 have been made to the Principals;

Chief Executive Officer	Added Tiina Lee
	Removed James Bardrick
Director	Added Casper Von Koskull
	Removed Peter Henry

Many Thanks, Zara Brown.